                                                       Exhibit 99.1

Form 51-102F3
Material Change Report

1.     Name and Address of Company

Rogers Communications Inc. (“RCI”)
333 Bloor Street East
10th Floor
Toronto, Ontario
M4W 1G9

2.     Date of Material Change

July 1, 2005

3.     News Release

A news release was issued on July 1, 2005 and was disseminated via Canada NewsWire. A copy of the news release is attached hereto as Schedule “A”.

4.     Summary of Material Change

RCI and Call-Net Enterprises Inc. ("Call-Net") jointly announced on July 1, 2005 that RCI had completed its acquisition of Call-Net. The acquisition of all of Call-Net's outstanding shares by RCI and Call-Net Acquisition Inc., a wholly-owned subsidiary of RCI, was effected pursuant to a court-approved plan of arrangement (the “Plan of Arrangement”).

Under the terms of the Plan of Arrangement, holders of common shares and Class B shares of Call-Net received a fixed exchange ratio of one RCI Class B Non-voting share for each 4.25 common shares and/or Class B shares held by them. In total, approximately 9.0 million RCI Class B Non-voting shares, representing approximately 3.2% of the pro forma shares outstanding, will be issued under the Plan of Arrangement to former holders of Call-Net common shares and Class B shares. Based upon the closing price of the RCI Class B Non-voting shares as at May 10, 2005, being the date prior to the entering into of an arrangement agreement between RCI and Call-Net in respect of the Plan of Arrangement, the transaction valued Call-Net at approximately $8.71 per share.

Also under the terms of the Plan of Arrangement, the only outstanding preferred share of Call-Net was deemed to be redeemed by Call-Net for $1.00, being the redemption price thereof.

As a result of the acquisition of Call-Net by RCI, Call-Net announced on July 1, 2005 changes to the composition of its Board of Directors, as well as the resignation of certain senior officers.

5.     Full Description of Material Change

Further details are provided in the joint press release of RCI and Call-Net dated July 1, 2005, a copy of which has been attached hereto as Schedule “A”.

6.     Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

7.     Omitted Information

No significant facts remain confidential in, and no information has been omitted from, this report.

8.     Senior Officers

For further information please contact Bruce M. Mann, Vice President, Investor Relations at (416) 935-3532.

9.     Date of Report

July 6, 2005.

ROGERS COMMUNICATIONS INC.
By:	“Graeme McPhail”
Name: Graeme H. McPhail
Title: Vice President, Associate General Counsel

SCHEDULE “A”

ROGERS COMMUNICATIONS INC.             CALL-NET ENTERPRISES INC.

Attention Business Editors:

Rogers Communications Completes Acquisition of Call-Net

Call-Net Forms New Board of Directors Following Acquisition by Rogers and Announces Senior
Leadership Changes

TORONTO, July 1 /CNW/ - Rogers Communications Inc. ("RCI") announced that it has completed the acquisition of Call-Net Enterprises Inc. ("Call-Net") effective today. The acquisition of all of Call-Net's outstanding shares by RCI was effected pursuant to a plan of arrangement that was announced on May 11, 2005. Under the arrangement, Call-Net common and class B shareholders are each receiving one RCI Class B Non-Voting share for every 4.25 Call-Net shares they hold.

As a result of the acquisition of Call-Net by RCI, Call-Net today announced the composition of its new Board of Directors. The new Directors, who are also Directors of Rogers Communications Inc. are H. Garfield Emerson Q.C., Ronald D. Besse, C. William D. Birchall, Peter C. Godsoe, O.C., Thomas I. Hull, Philip B. Lind, Nadir H. Mohamed, The Hon. David R. Peterson, P.C., Q.C., Edward S. Rogers, O.C., Edward Rogers, Melinda M. Rogers, Loretta A. Rogers, William T. Schleyer, John A. Tory, Q.C., J. Christopher C. Wansborough and Colin D. Watson. All of the members of Call-Net's previous Board have resigned.

Certain senior officers of Call-Net, including Bill Linton, previously President and Chief Executive Officer, and Roy Graydon, previously Executive Vice President and Chief Financial Officer, have resigned their respective positions at Call-Net however both will be continuing with the company and assisting with the integration of Call-Net into Rogers.

About the Companies:
Call-Net Enterprises Inc. is owned by Rogers Communications Inc. and, primarily through its wholly owned subsidiary Sprint Canada Inc., is a leading Canadian integrated communications solutions provider of home phone, wireless, long distance and IP services to households, and local, long distance, toll free, enhanced voice, data and IP services to businesses across Canada. Call-Net, headquartered in Toronto, owns and operates an extensive national fibre network, has over 151 co-locations in five major urban areas including 33 municipalities and maintains network facilities in the U.S. and the U.K. For more information, visit www.sprint.ca.

Rogers Communications (TSX: RCI; NYSE: RG) is a diversified Canadian communications and media company engaged in three primary lines of business. Rogers Wireless is Canada's largest wireless voice and data communications services provider and the country's only carrier operating on the world standard GSM/GPRS technology platform; Rogers Cable is Canada's largest cable television provider offering cable television, high-speed Internet access, telephony and data networking services and video retailing; and Rogers Media is Canada's premier collection of category leading media assets with businesses in radio, television broadcasting, television shopping, publishing and sports entertainment. For further information about the Rogers group of companies, please visit www.rogers.com.

%SEDAR: 00003765EF

For further information: (Investment Community): Bruce M. Mann, (416) 935-3532,
bruce.mann@rci.rogers.com; Eric A. Wright, (416) 935-3550, eric.wright@rci.rogers.com;

For Further Information (Media): Taanta Gupta, (416) 935-4727, taanta.gupta@rci.rogers.com;

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